K&L GATES LLP 925 4th Avenue, #2900 SEATTLE, WA 98104 T +1 206 579-0092 klgates.com

December 21, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Confidential Submission of Draft Registration Statement on Form S-4

Ladies and Gentlemen,

Our client Bellevue Life Sciences Acquisition Corp. (the “Company”), has submitted a draft Registration Statement on Form S-4 (the “Draft Registration Statement”) to the staff of the U.S. Securities and Exchange Commission (the “Commission”) for confidential non-public review. The Company hereby confirms that it will publicly file its registration statement and non-public draft submission such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

Please contact me if you have any questions about this confidential submission.

Very truly yours,

/s/ Gary J. Kocher
Gary J. Kocher

cc:	Kuk Hyoun Hwang, Chief Executive Officer